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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Form 12b-25

                          Notification of Late Filing

                                                 Commission File Number 0-15960

                 (Check One):  [X]  Form 10-K and Form 10-KS        Form 11-K
                                          Form 20-F
                                          Form N-SAR

                 For the period ended December 31, 1999

                 Transition Report on Form 10-K and 10-KSB

                 Transition Report on Form 20-F

                 Transition Report on Form 11-K

                 Transition Report on Form 10-Q and Form 10-QSB

                 Transition Report on Form N-SAR

         For the transition period ended

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

                  Full name of registrant:           U.S. Technologies Inc.

                  Former name if applicable:         CareAmerica Inc.

                  Address of principal executive office (Street and Number)

                      2001 Pennsylvania Avenue, Suite 675

                  City, State and Zip Code:  Washington, D.C.  20006


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                                    PART II

                            RULE 12b-25 (b) AND (c)

                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

                  - (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                 [X] (c) The accountant's statement or other exhibit required by Rule 12b- 25 (c) has been attached if applicable.


                                    PART III

                                   NARRATIVE

                           The Registrant's independent auditor's have not yet completed the audit of the Registrant's December 31, 1999 consolidated financial statements.


                                    PART IV

                               OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification.

                      Gregory Earls           (202)              466-2100
                        (Name)             (Area Code)       (Telephone Number)

                  (2)      Have all other periodic reports required under
                           Section 13 or 15 (d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes        __ No


                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           __ Yes        [X] No

                            U.S. TECHNOLOGIES, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


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Date: March 30, 2000                    By:   /s/   Gregory Earls
                                             ----------------------------------
                                                Gregory Earls
                                                Co-Chief Executive Officer



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                                BDO Seidman, LLP
                          285 Peach Tree Center Avenue
                             Atlanta, Georgia 30303

                                 March 30, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25 (c) under the Securities Exchange Act of 1934 and in satisfaction of Item (c) of Part II of Form 12b-25.

We are the independent auditors of U.S. Technologies, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 1999 because we have not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 1999 and are, therefore, unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statement made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein.

                                        Very truly yours,

                                         /s/    BDO Seidman, LLP
                                        ---------------------------------------
                                        BDO Seidman, LLP